Exhibit 77(i)

Terms of New or Amended Securities

At the July 13, 2006 meeting, as a result of a 3.39% increase in the Consumer Price Index for the period of December 31, 2004 through December 31, 2005, and in accordance with the Shareholder Service Agreements, the Board approved increasing the service fees for ING MagnaCap Fund by 3.39%, as set out in the chart below:

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       Service        Current Service    Amount of Change   New Service Charge
                           Charge         (in dollars)*
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ING MagnaCap Fund -        $2.73              $0.09            $2.82
Telephone
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ING MagnaCap Fund -        $5.46              $0.18            $5.64
Correspondence
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